UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Common Stock)

Sanj K. Patel

President & Chief Executive Officer

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew G. Hurd Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Synageva BioPharma Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2015, relating to the exchange offer by Pulsar Merger Sub Inc., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for each Share validly tendered and not properly withdrawn, consideration in the form of (i) $115.00 in cash and (ii) 0.6581 shares of Alexion common stock, plus cash in lieu of fractional shares, in each case, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by Alexion and Offeror with the SEC on May 22, 2015.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

1. Item 3 of the Statement is hereby further amended and supplemented by deleting in its entirety the table and footnotes under the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Consideration for Common Stock, Stock Options and Restricted Stock

Units In Connection with the Offer and Mergers—Consideration for Common Stock” on page 5 and replacing it with the following:

Name of Executive Officer or Director	Number of Shares Owned	Cash Consideration for Shares Owned ($)(2)	Number of Shares of Alexion Common Stock Received for Shares Owned	Total Value of Shares Owned ($)(3)
Felix J. Baker (1)	11,804,394	1,357,505,422	7,768,471	2,612,129,025
Robert Bazemore	—	—	—	—
Stephen R. Biggar	102	11,750	67	22,571
Carsten Boess	—	—	—	—
Stephen R. Davis	—	—	—	—
Thomas R. Malley	46,901	5,393,704	30,865	10,378,463
Sanj K. Patel (4)	1,317	151,571	866	291,432
Barry Quart	—	—	—	—
Anthony G. Quinn	5,637	648,370	3,709	1,247,381
Thomas J. Tisch	751,995	86,479,572	494,887	166,404,812
Glen Williams	468	53,980	307	103,561
Peter Wirth	—	—	—	—

(1)	Includes 11,648,182 Shares owned by investment funds advised by Baker Bros. Advisors LP, 12,250 Shares received upon the exercise of stock options issued to Dr. Baker and Julian Baker in each of their capacities as directors of the predecessor to the Company and for which, pursuant to the policies of Baker Bros. Advisors LP, they do not have the right to their pecuniary interest of such Shares, and 143,462 Shares owned by FBB Associates. Dr. Baker has shared voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.
(2)	Includes cash for fractional shares of Alexion common stock, calculated based on an assumed Parent Trading Price of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).

(3)	Includes the cash consideration to be received for Shares owned and the aggregate value of the Alexion stock to be exchanged for Shares owned based on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(4)	Includes 286 Shares owned by Abbey Road Investment Group. Mr. Patel has sole voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.

2. Item 3 of the Statement is hereby further amended and supplemented by deleting in its entirety the third and fourth paragraphs under the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Consideration for Common Stock, Stock Options and Restricted Stock Units In Connection with the Offer and Mergers—Consideration for Restricted Stock Units” on page 7 and replacing it with the following:

“For purposes of the accelerated vesting described above, “cause” and “good reason” mean, for employees with employment agreements that contain a definition of “cause” and/or “good reason,” the definition of “cause” and/or “good reason” in such agreement. For other employees, “cause” will have the definition provided under the Company’s 2014 Equity Incentive Plan, and “good reason” will generally mean (i) a reduction in the employee’s base salary or annual bonus target percentage from that in effect as of immediately prior to the Effective Time or (ii) relocation of the employee’s place of employment to a location that is more than 30 miles from that prior to the Effective Time.

On June 5, 2015, the Company continued its historical practice of granting annual long-term equity incentive awards in June to its employees, including the Company’s executive officers. The 2015 annual awards were in the form of RSUs which will generally vest, subject to the applicable employee’s continued service, (x) 25% on the first anniversary of the applicable grant date and (y) 12.5% per six months thereafter (such that the award will be 100% vested on the fourth anniversary of the grant date). Under the Transaction Agreement, the Company is permitted to grant RSU awards covering an aggregate of up to 395,652 Shares as part of its normal 2015 annual grant cycle (this amount was derived by dividing $91 million by $230.00, which was the implied price per Share to be paid to the holders of Shares pursuant to the Transaction Agreement based on the volume-weighted average closing price of Alexion common stock over the nine trading day period ending May 5, 2015). The aggregate size of the award pool, the form of award, and the vesting terms were negotiated with, and agreed to by, Alexion after Alexion’s $230 Proposal was agreed to.

In allocating the 2015 RSU pool, consistent with the Company’s historical practice, the compensation committee of the Company Board determined each employee’s share of the pool based on the individual’s contribution during the prior year and year-to-date as well as the individual’s potential contribution to the Company’s growth and financial results, the value of the proposed awards, the Company’s performance and the individual’s level of responsibility within the Company. After taking these factors into consideration, the compensation committee recommended, and the Company Board approved, the following grants: 5,000 RSUs to Mr. Bazemore, 24,000 RSUs to Mr. Boess, 72,000 RSUs to Mr. Patel, 27,000 RSUs to Dr. Quinn and 25,500 RSUs to Mr. Williams. As of the Effective Time, these RSUs will be treated as provided in the first two paragraphs above under the heading “— Consideration for Restricted Stock Units”

The approximate value of (x) the cash payments and the number of shares of Alexion common stock equal to the Transaction Consideration that each executive officer of the Company will receive in respect of each Share subject to his or her RSUs outstanding immediately prior to the Effective Time other than his or her Rolled 2015 RSUs Award and (y) the number of Company Shares underlying the Rolled 2015 RSUs Award held by each executive officer and the corresponding RSU award in respect of Alexion common stock (“Alexion RSUs”) into which such Rolled 2015 RSUs Award will be converted is, in each case, set forth in the table below. This information is based on the number of Company Shares underlying the RSUs held by the Company’s directors and executive officers as of June 5, 2015, a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced) and an assumed Parent Trading Price of $161.50, for the calculation of cash in lieu of fractional shares and for purposes of calculating the number of shares of Alexion common stock underlying the Alexion RSUs. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid. None of the Company’s non-employee directors hold any RSUs.

Name of Executive	Number of Single Trigger RSUs	Cash Consideration for Single Trigger RSUs ($)(1)	Value of Stock Consideration Received for Single Trigger RSUs (2)	Number of Shares of Alexion Common Stock Received for RSUs	Number of Shares Underlying Double Trigger Rolled 2015 RSUs Awards	Number of Alexion RSUs to be Received in respect of Double Trigger Rolled 2015 RSUs Awards (3)	Value of Alexion RSUs Received in respect of Double Trigger Rolled 2015 RSUs Awards (4)($)	Aggregate Value of Single Trigger Transaction Consideration Paid and Double Trigger Alexion RSUs Received for RSUs (5)
Robert Bazemore	32,500	3,737,500	3,454,245	21,388	2,500	3,425	553,211	7,744,956
Carsten Boess	12,000	1,380,000	1,275,414	7,897	12,000	16,442	2,655,414	5,310,827
Sanj K. Patel	36,000	4,140,000	3,826,241	23,692	36,000	49,326	7,966,241	15,932,482
Anthony G. Quinn	13,500	1,552,500	1,434,840	8,884	13,500	18,497	2,987,340	5,974,681
Glen Williams	12,750	1,466,250	1,355,127	8,391	12,750	17,470	2,821,377	5,642,754

(1)	Includes cash for fractional shares of Alexion common stock, calculated based on an assumed Parent Trading Price of $161.50 (which is the average closing price of a share of Alexion common stock on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(2)	The aggregate value of the Stock Consideration to be received for RSUs is based on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(3)	The number of Alexion RSUs to be received in respect of Rolled 2015 RSUs Awards is calculated assuming a Parent Trading Price of $161.50.
(4)	The aggregate value of the Alexion RSUs to be received in respect of the Rolled 2015 RSUs Awards is based on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(5)	Includes the cash consideration to be received for the RSUs (including the cash for fractional shares as described in footnote (1) above) and the aggregate value of the shares of Alexion common stock and Alexion RSUs to be received in respect of the RSUs, based in each case on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).

2. Item 3 of the Statement is hereby further amended and supplemented by deleting in its entirety the paragraph and table under the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Consideration for Common Stock, Stock Options and Restricted Stock Units In Connection with the Offer and Mergers—Summary of Equity-Related Payments Resulting from the Offer and the Mergers” on page 8 and replacing it with the following:

“The following table sets forth the approximate amount of payments and the number of shares of Alexion common stock that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer and Mergers as a result of the number of Shares and Stock Options held by each director and executive officer as of May 21, 2015 and the number of RSUs held by each executive officer as of June 5, 2015. None of the Company’s non-employee directors hold any RSUs. The table does not include any payments the executive officers may be entitled to receive if the employment of executive officers is terminated in connection with the Offer. Such payments are detailed below in the section entitled “Employment Agreements and Severance Payments.”

Name of Executive Officer or Director	Value of Shares Owned ($)	Value of Stock Options ($)	Value of RSUs ($)	Total Value of Equity ($)
Felix J. Baker (1)	2,612,129,025	9,919,281	—	2,622,048,306
Robert Bazemore	—	8,028,297	7,744,956	15,773,253
Stephen R. Biggar	22,571	6,801,539	—	6,824,110
Carsten Boess	—	20,506,586	5,310,827	25,817,413
Stephen R. Davis	—	10,056,393	—	10,056,393
Thomas R. Malley	10,378,463	8,437,884	—	18,816,347
Sanj K. Patel (2)	291,432	99,625,898	15,932,482	115,849,812
Barry Quart	—	5,424,959	—	5,424,959
Anthony G. Quinn	1,247,381	36,617,156	5,974,681	43,839,218
Thomas J. Tisch	166,404,812	5,179,860	—	171,584,672
Glen Williams	103,561	12,631,678	5,642,754	18,377,993
Peter Wirth	—	5,179,860	—	5,179,860

(1)	Includes 11,648,182 Shares owned by investment funds advised by Baker Bros. Advisors LP, 12,250 Shares received upon the exercise of stock options issued to Dr. Baker and Julian Baker in each of their capacities as directors of the predecessor to the Company and for which, pursuant to the policies of Baker Bros. Advisors LP, they do not have the right to their pecuniary interest of such Shares, and 143,462 Shares owned by FBB Associates. Dr. Baker has shared voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.
(2)	Includes 286 Shares owned by Abbey Road Investment Group. Mr. Patel has sole voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.

Item 4.	The Solicitation or Recommendation.

1. Item 4 of the Statement is hereby amended and supplemented by deleting in its entirety the second paragraph of the section titled “The Solicitation or Recommendation—Recommendation of the Company Board” on page 13 and replacing it with the following:

“Accordingly, for the reasons described in more detail below, the Company Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.”

2. Item 4 of the Statement is hereby further amended and supplemented by deleting the second sentence of the first paragraph of the section titled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” on page 20 and replacing it with the following:

“In the course of making both the determination that the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, are fair to and in the best interests of the Company and its stockholders and the decision to recommend that the Company’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer, the Company Board considered each of the following reasons, among others, each of which the Company Board believed supported its unanimous determination and recommendation:”

3. Item 4 of the Statement is hereby further amended by deleting in its entirety the final paragraph of the section titled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” on pages 24 and 25, and replacing it with the following:

“The foregoing discussion of the reasons considered by the Company Board is intended to be a summary only and should not be considered an exhaustive list of all reasons considered by the Company Board. After considering the reasons above, among other factors, the Company Board concluded that the reasons in favor of the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, substantially outweighed the potential negative factors. The Company Board unanimously concluded to approve the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Mergers, in light of the various reasons described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of reasons considered by the Company Board in connection with its evaluation of the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific reasons it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the reasons discussed above, individual directors may have given different weights to different reasons.”

Item 8.	Additional Information.

1. Item 8 of the Statement is hereby amended and supplemented by deleting in its entirety the second and third sentences of the third paragraph under the section entitled “Golden Parachute Compensation” on page 34.

2. Item 8 of the Statement is hereby amended and supplemented by adding the following bullet to the fourth paragraph under the section entitled “Golden Parachute Compensation” on page 34:

“• the RSUs granted to the executive officers on June 5, 2015 were outstanding on May 21, 2015.”

3. Item 8 of the Statement is hereby further amended and supplemented by deleting in its entirety the tables and footnotes under the fifth paragraph under the section entitled “Golden Parachute Compensation” on pages 34 and 35, and replacing them with the following:

Executive	Cash ($)(1)	Equity ($)(2)	Total ($)
Sanj K. Patel	2,299,361	58,596,224	60,895,585
Carsten Boess	542,828	18,463,283	19,006,111
Robert Bazemore	716,500	15,773,253	16,489,753
Anthony G. Quinn	665,543	20,789,289	21,454,832
Glenn Williams	483,751	18,274,249	18,758,000

(1)	These amounts represent “double-trigger” cash severance amounts payable in a lump sum following a qualifying termination of employment without “cause” or, in the case of Mr. Patel only, for “good reason” within 12 months following the Effective Time, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels. The estimated amounts for each named executive officer are as follows:

•	Mr. Patel: a severance payment of $2,299,361 (which is equal to the sum of (x) 2 times Mr. Patel’s annual salary plus target bonus in 2015, (y) a pro-rata share of his target annual cash bonus for 2015 and (z) a one-time bonus of $25,000);

•	Mr. Boess: a severance payment of $542,828 (which is equal to the sum of (x) Mr. Boess’ annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500);

•	Mr. Bazemore: a severance payment of $716,500 (which is equal to the sum of (x) Mr. Bazemore’s annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500);

•	Dr. Quinn: a severance payment of $665,543 (which is equal to the sum of (x) Dr. Quinn’s annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500); and

•	Mr. Williams: a severance payment of $483,751 (which is equal to the sum of (x) Mr. Williams’ annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500).

(2)	These amounts represent the value of the (x) unvested Stock Options and RSUs (other than the Rolled 2015 RSUs Award) held by each named executive officer, the vesting of which is being accelerated immediately prior to the Effective Time as agreed by Offeror under the Transaction Agreement (and, as such, becomes “single-trigger”), and (y) Rolled 2015 RSUs Award held by each named executive officer, the vesting of which is “double-trigger” such that they will vest upon a qualifying termination of employment without “cause” or for “good reason” within two years following the Effective Time in accordance with the terms of the Rolled 2015 RSUs Award. The amounts in this column are comprised of the value of each named executive officer’s “single-trigger” unvested Stock Options, “single-trigger” RSUs and “double-trigger” Rolled 2015 RSUs Awards, as shown below. The value of such awards is based on the cash consideration to be received in respect of such “single-trigger” Stock Options and RSUs, the aggregate value of Alexion common stock to be received in respect of such “single-trigger” Stock Options and RSUs based on a price per share of Alexion common stock of $161.50, which is the average closing price of a share of Alexion common stock on the Nasdaq Global Select Market over the first five business days following May 6, 2015 (the date on which the execution of the Transaction Agreement was first publicly announced) and the aggregate value of Alexion common stock underlying the restricted stock unit into which the Rolled 2015 RSU Awards will be converted (with such conversion calculated assuming a Parent Trading Price of $161.50).

Name	Aggregate Value of “in-the-money” Single- Trigger Stock Options that would Vest ($)	Aggregate Value of Single-Trigger RSU Awards that would Vest ($)	Aggregate Value of Double-Trigger Rolled RSU Awards that would Vest ($)	Total ($)
Sanj K. Patel	42,663,742	7,966,241	7,966,241	58,596,223
Carsten Boess	13,152,455	2,655,414	2,655,414	18,463,282
Robert Bazemore	8,028,297	7,191,745	553,211	15,773,253
Anthony G. Quinn	14,814,609	2,987,340	2,987,340	20,789,289
Glenn Williams	12,631,495	2,821,377	2,821,377	18,274,249

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNAGEVA BIOPHARMA CORP.

Dated: June 8, 2015	By:	/s/ Sanj K. Patel
Sanj K. Patel, President and Chief Executive Officer